UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 8, 2023

Designer Brands Inc.

(Exact name of registrant as specified in its charter)

Ohio	001-32545	31-0746639
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

810 DSW Drive, Columbus, Ohio	43219
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (614) 237-7100

N/A

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Shares, without par value	DBI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On June 8, 2023, Designer Brands Inc. (the “Company”) issued a press release announcing that the Company intends to commence, on June 8, 2023, a modified “Dutch Auction” tender offer (the “Offer”) to purchase for cash up to $100 million of value of its Class A common shares, without par value, at an anticipated cash purchase price that is not greater than $8.00 nor less than $7.00 per share, less any applicable withholding taxes and without interest. The Offer is subject to certain conditions, including, among other things, a financing contingency that must be consummated by the Company in order to fund the Offer.

The press release attached hereto as Exhibit 99.1 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this statement and the accompanying exhibit has not yet commenced. The solicitation of offers to buy the Company’s Class A common shares will only be made pursuant to an Offer to Purchase and other related documents that the Company will send to its shareholders once the tender offer has commenced. Shareholders of the Company are urged to read these materials when they become available, as well as any other relevant documents filed with the Securities and Exchange Commission (“SEC”) when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. Those materials will be distributed by the Company to the Company’s shareholders at no expense to them.

Upon commencement of the tender offer, the Company will file the Offer to Purchase and other related documents with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or free of charge from the Company as described in Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release of Designer Brands Inc., dated June 8, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Designer Brands Inc.

	By:	/s/ Michelle C. Krall
Michelle C. Krall
Senior Vice President, General Counsel and Secretary

Date: June 8, 2023

Exhibit 99.1

Designer Brands Inc. Announces Intent to Repurchase Up to $100 Million of its Class A Common Shares Through Modified Dutch Auction Tender Offer

COLUMBUS, Ohio, June 8, 2023 - Designer Brands Inc. (NYSE: DBI) (the “Company” and “Designer Brands”), one of the world’s largest designers, producers, and retailers of footwear and accessories, today announced that its Board of Directors (the “Board”) has authorized the repurchase of up to $100 million of the Company’s Class A common shares through a modified “Dutch Auction” tender offer (“Offer”), at an anticipated cash purchase price of not less than $7.00 per share and not more than $8.00 per share, less any applicable withholding taxes and without interest. Designer Brands intends to enter into a $135 million term loan agreement to be used principally to fund the Offer (the “Financing Contingency”), with the remaining availability to be used for general corporate purposes.

Designer Brands intends to commence the Offer later today, on June 8, 2023, with expiration of the Offer scheduled for 12:00 Midnight, at the end of the day, New York City time on Friday, July 7, 2023, unless the Offer is extended or terminated. The Offer is expected to be subject to certain conditions, including the Financing Contingency, which must be consummated in order to fund the Offer.

“This commitment to Designer Brands’ long-term value will utilize our existing share repurchase authorization and represents approximately 22% to 25% of our outstanding Class A shares,” said Doug Howe, Designer Brands’ Chief Executive Officer. “This decision by the Board represents a significant investment in our own stock at what we believe are very attractive prices and reflects our belief that returning capital to shareholders is a prudent use of our anticipated term loan.”

The Offer will be subject to various terms and conditions as will be described in offer materials that will be publicly filed and distributed to shareholders upon commencement. Centerview Partners LLC served as financial advisor in connection with the transaction. The Dealer Managers for the Offer will be BofA Securities, Inc. and BMO Capital Markets Corp. Georgeson LLC will serve as the Information Agent for the Offer. The Company’s executive officers and directors, including Jay L. Schottenstein, the Executive Chairman of our Board of Directors, have informed the Company that they do not intend to tender shares in the Offer.

Neither Designer Brands’ management, nor any of its Board, executive officers, the Dealer Managers, the Information Agent or the depositary will be making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the Offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares. Shareholders should consult their financial and tax advisors in making this decision.

The tender offer described in this press release has not yet commenced. This press release is for information purposes only and is not an offer to purchase or the solicitation of an offer to sell any Class A common shares of Designer Brands. The solicitation of offers to purchase Class A common shares of Designer Brands will be made only pursuant to the tender offer documents, including an Offer to Purchase and related Letter of Transmittal, that Designer Brands intends to distribute to shareholders and file as part of a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”) later today, on June 8, 2023.

HOLDERS OF CLASS A COMMON SHARES OF DESIGNER BRANDS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY DESIGNER BRANDS WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE TENDER OFFER.

Once the tender offer is commenced copies of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Designer Brands will be filing with SEC will be distributed by Designer Brands to holders of Designer Brands’ Class A common shares at no expense to them and will also be available to Class A shareholders, free of charge, at the SEC’s website at www.sec.gov or the Investors section of Designer Brands’ website at investors.designerbrands.com.

About Designer Brands

Designer Brands is one of the world’s largest designers, producers, and retailers of the most recognizable footwear brands and accessories, transforming and defining the footwear industry by inspiring self-expression across every facet of its enterprise. Through its portfolio of world-class owned brands, led by the industry-setting Vince Camuto brand, Designer Brands delivers on-trend footwear and accessories through its robust direct-to-consumer omni-channel infrastructure, featuring a billion-dollar digital commerce business and nearly 640 stores across the U.S. and Canada. Its retailing operations under the DSW Designer Shoe Warehouse and The Shoe Company banners deliver current, in-line footwear and accessories from most of the largest national brands in the industry and hold leading market share positions in key product categories across Women’s, Men’s and Kid’s in the U.S. and Canada. Designer Brands also distributes its owned brands through select wholesale relationships while leveraging its design and sourcing expertise to build private label product for national retailers. Designer Brands is also committed to being a difference maker in the world, taking steps forward to advance diversity, equity, and inclusion in the footwear industry and supporting our global community and the health of our planet through donating more than six million pairs of shoes to the global non-profit Soles4Souls. More information can be found at www.designerbrands.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release, other than statements of historical fact, constitute forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the expected tender offer, including the value of Class A common shares expected to be offered to purchase in the tender offer, the ability to consummate the expected $135 million term loan agreement under acceptable terms, and whether the tender offer is actually commenced and consummated as planned or at all. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “could,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “would,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable words. These statements are based on the Company’s current views and expectations and involve known and unknown risks, uncertainties, and other factors, including those included in the Company’s latest Annual Report on Form 10-K or other reports filed or made with the Securities and Exchange Commission, that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. All forward-looking statements speak only as of the time when made. The Company undertakes no obligation to update or revise the forward-looking statements included in this press release to reflect any future events or circumstances.